Exhibit 99.2

HOMELAND PRECIOUS METALS CORP.
PROXY
FOR THE 2008 ANNUAL AND SPECIAL GENERAL MEETING
MARCH 27, 2009
THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The undersigned shareholder of Homeland Precious Metals Corp. (the “Corporation”) hereby appoints Bruce Johnstone, or failing him David Mallo, or failing either of them _____________________________ as the proxyholder for and on behalf of the undersigned to attend, act and vote for and on behalf of the undersigned at the annual and special general meeting (the “Meeting”) of the shareholders of the Corporation to be held on March 27, 2009 and at any adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment thereof, and, without limiting the foregoing, the persons named are specifically directed to vote as indicated below.  The instructions to this proxy form part of this proxy.
The undersigned directs the proxyholder appointed by this proxy to vote as follows:
1.     To elect, by ordinary resolution, the following persons as directors:
Bruce Johnstone                              FOR                   WITHHOLD
David Mallo                                    FOR                   WITHHOLD
2.     To appoint Robison, Hill & Co. as auditors of the Corporation until the next annual general meeting at a remuneration to be fixed by the directors of the Corporation.
                                FOR                                                                   WITHHOLD‘`‘‘‘‘‘‘
3.     To approve, by special resolution, the consolidation of the Corporation’s outstanding Class “A” Voting Shares on the basis of one new share for each existing 100 shares, all as described in the information circular for the Meeting.
                                FOR                                                                   AGAINST‘`‘‘‘‘‘‘
4.     To approve, by special resolution, an increase in the authorized share capital of the Corporation from 300,000,000 Class “A” Voting Shares to an unlimited number of Class “A” Voting Shares, all as described in the information circular for the Meeting.
                                FOR                                                                   AGAINST‘`‘‘‘‘‘‘
5.     To approve, by special resolution, the continuance of the Corporation under the Alberta Business Corporations Act, all as described in the information circular for the Meeting.

                                FOR                                                                   AGAINST‘`‘‘‘‘‘‘

EXECUTED on the _____ day of __________________, 2009.
________________________________                _________________________________
Signature of Shareholder (or Authorized                Number of Shares
Attorney or Signatory on behalf of                         Represented by this Proxy
Shareholder)

__________________________________________________________________________
Name of Shareholder (Please Print Clearly)

__________________________________________________________________________
Address
__________________________________________________________________________
City/Province

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY
1.     The common shares represented by this proxy will, on any ballot, be voted as you may have specified by marking an “X” in the spaces provided for that purpose.   IF NO CHOICE IS SPECIFIED AND EITHER OF BRUCE JOHNSTONE OR DAVID MALLO IS APPOINTED AS PROXYHOLDER, THE COMMON SHARES WILL BE VOTED AS IF YOU HAD SPECIFIED AN AFFIRMATIVE VOTE.
2.     YOU MAY APPOINT AS PROXYHOLDER SOMEONE OTHER THAN THE PERSONS NAMED IN THIS PROXY BY STRIKING OUT THEIR NAMES AND INSERTING IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO ATTEND AND ACT AS PROXYHOLDER, AND THAT PERSON NEED NOT BE A SHAREHOLDER OF THE CORPORATION.  IF THE INSTRUCTIONS ON THIS PROXY ARE CERTAIN, THE COMMON SHARES REPRESENTED BY THE PROXY WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH SUCH INSTRUCTIONS, AND WHERE YOU SPECIFY A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED ON, THE COMMON SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE.
3.     THIS PROXY ALSO CONFERS A DISCRETIONARY AUTHORITY TO VOTE THE COMMON SHARES WITH RESPECT TO:
(a)   AMENDMENTS TO, OR VARIATIONS OF, MATTERS IDENTIFIED IN THE NOTICE OF MEETING; AND
(b)   OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING,
BUT ONLY IF MANAGEMENT HAS NOT BEEN MADE AWARE, A REASONABLE TIME PRIOR TO THIS SOLICITATION, THAT THE AMENDMENTS, VARIATIONS OR OTHER MATTERS ARE TO BE PRESENTED FOR ACTION AT THE MEETING.  No matters other than those stated in the attached Notice of Meeting are, at present, known to be considered at the Meeting but, if such matters should arise, proxies will be voted in accordance with the best judgment of the proxyholder.
4.     In order to be valid this proxy must be signed by the shareholder or by his or her attorney duly authorized in writing or, in the case of a corporation, executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized.  If this proxy is executed by an attorney for an individual shareholder or joint shareholder or by an officer or officers or attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy.  The signature and name must conform to the name of the shareholder as registered.  Executors, administrators and trustees signing on behalf of the registered shareholder should so indicate.  If  shares are jointly held, either of the registered owners may sign the proxy.  If this proxy is not dated in the blank space provided, it will be deemed to bear the date on which it was mailed by management of the Corporation.
5.     This proxy may not be used at the Meeting unless it is deposited at the office of the Corporation, 136 – 1489 Marine Drive, West Vancouver, B.C., V7T 1B8 (Fax Number: (604) 980-4115), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment of the Meeting.  The Chair of the Meeting has the discretion to accept proxies received subsequently.